

July 13, 2007

By facsimile to (410) 580-3647 and U.S. Mail

Mr. David J. Meador
Chief Financial Officer and Secretary
Stinger Systems, Inc.
2701 North Rocky Point Drive, Suite 1130
Tampa, FL 33607

Re: Stinger Systems, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed July 5, 2007
        File No. 333-143200

Dear Mr. Meador:

We reviewed the filing and have the comments below.

General

1.   Given the size relative to the number of shares outstanding held by non-affiliates and the
        nature of the offering, the transaction appears to be a primary offering. Because you are
        not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a
        primary at-the-market offering under Rule 415(a)(4) of Regulation C. If you disagree
        with our analysis, please provide us a detailed analysis demonstrating the company's
        basis for determining that the transaction is appropriately characterized as a transaction
        that is eligible to be made under Rule 415(a)(1)(i).

2.   We note that you issued securities in March 2007 and April 2007. In this regard, we note
        the disclosure in footnotes (4), (5), and (7) to the selling stockholder table on page 49.
        We have the following comments:

        • Please advise us as to whether the issuance of the shares in these transactions
          triggered the anti-dilution provisions of the warrants. In this regard, we note that

the shares were issued at a price below the exercise price of the warrants. We also note the provisions of Section 3(b) of the warrant.

- It does not appear that the April 2007 issuance has been disclosed under Item 15 in Part II. Please revise accordingly.

- The dates of the March 2007 issuances do not appear to conform to the dates for these issuances provided under Item 15 in Part II. Please reconcile.

Special Note Regarding Forward-Looking Statements, page 10

3.   Refer to prior comment 3. As requested previously, delete the phrase "within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act." Alternatively, state explicitly that Stinger is ineligible to rely on the safe harbor provision for forward-looking statements because it is a penny stock issuer.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, Stinger may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Stinger thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Stinger and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Stinger requests acceleration of the registration statement's effectiveness, Stinger should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Stinger from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Stinger may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Stinger provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Jason C. Harmon, Esq.
       DLA Piper US LLP
       6225 Smith Avenue
       Baltimore, MD 21209